UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-41524

Rentokil Initial plc
(Registrant’s name)
Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Q1 Trading Update dated 20 April 2023

20 April 2023

RENTOKIL INITIAL PLC

FIRST QUARTER TRADING UPDATE

STRONG MOMENTUM CONTINUED WITH ORGANIC GROWTH OF 6.7%

	AER1			CER
	Q1 2023 £m	Q1 2022 £m	Change %	Q1 2023 £m	Q1 2022 £m	Change %
Revenue	1,259	722	74.4%	1,240	754	64.5%

Trading in the year has started well, with reported Revenue up 64.5%, reflecting the benefit of M&A, including Terminix, and strong Organic Revenue2 growth of 6.7%. Including revenue from COVID disinfection business, Group organic growth was 5.9%. The performance has been underpinned by resilient demand and effective pricing, which has continued to offset inflationary pressures.

Regional Overview

North America delivered a good performance, with Organic Revenue growth of 4.9%. Strong momentum was sustained in Europe inc. LATAM, the Group's second largest region (+12.0% Organic Revenue), Asia & MENAT (+10.8% Organic Revenue) and Pacific (+7.5% Organic Revenue). Even with the anticipated reduction in COVID related medical waste services, the UK & Sub Saharan Africa region recorded 4.4% Organic Revenue growth.

Category Overview

Our Pest Control business delivered Organic Revenue growth of 6.4%. North America Pest Control recorded 4.9% Organic Revenue growth, driven by a strong start to the year of c.6.0% in pest control services for our commercial, residential, and termite customers. This growth was partially offset by the products distribution business, which has seen a slower start to the season contributed to by de-stocking across a number of major accounts and adverse weather conditions across some of our regional markets.

Our Hygiene & Wellbeing business, supported by continued good demand for washroom services, also performed well during the first quarter, with Organic Revenue up 5.5% (Revenue +6.2%). France Workwear continued its strong growth rates with Organic Revenue up by 17.3% (Revenue +17.3%) over the period.

M&A

Delivery of the Terminix integration plan has progressed well in the first quarter of the year and the cost synergy programme is on track to meet full year guidance.

The Group completed 15 additional bolt-on acquisitions in the first quarter - 12 in Pest Control and 3 in Hygiene & Wellbeing, with combined annualised revenues in the year prior to acquisition of c.£63m. This included the acquisition of RK Environmental/Comprehensive Food Safety, a specialist in pest management services and food safety audit consulting to the commercial food industry operating in 31 US states. RK had annualised revenues of c.$22m in the year prior to purchase, ranking #44 on the Pest Control Technology 2022 Top 100 list. We have built a substantial pipeline of high-quality opportunities and remain confident in our targeted spend of c.£250m in 2023.

In March 2023, Rentokil Initial was named as one of Britain's Most Admired Companies3 for the quality of its products and services.

Commenting on today's trading update, Andy Ransom, Chief Executive, said:

"I am delighted with the performance our colleagues delivered in Q1, which demonstrates the resilience of our compounding growth model and continued strategy execution. This performance, combined with further progress in our value-creating M&A programme led by the integration of Terminix, means we are well positioned for the remainder of the year. We reiterate our 2023 full year expectations."

Summary of financial performance (at CER)

Regional Performance

	Revenue			Organic Revenue growth excluding disinfection	Organic Revenue growth including disinfection
	Q1 2023 £m	Q1 2022 £m	Change %	Q1 2023%	Q1 2023%

North America	745	320	132.9%	4.9%	4.8%
Pest Control	723	298	142.6%	4.9%	4.9%
Hygiene & Wellbeing	22	22	1.0%	4.2%	1.0%

Europe (inc LATAM)	254	211	20.4%	12.0%	10.5%
Pest Control	120	90	34.2%	11.2%	11.2%
Hygiene & Wellbeing	82	77	6.2%	9.9%	5.9%
France Workwear	52	44	17.3%	17.3%	17.3%

UK & Sub Saharan Africa	94	90	4.5%	4.4%	4.3%
Pest Control	50	45	11.0%	10.5%	10.5%
Hygiene & Wellbeing	44	45	(1.8%)	(1.7%)	(1.8%)

Asia & MENAT	84	77	9.5%	10.8%	4.2%
Pest Control	62	53	16.8%	11.1%	11.1%
Hygiene & Wellbeing	22	24	(7.0%)	9.5%	(11.6%)

Pacific	61	54	11.9%	7.5%	7.5%
Pest Control	29	24	21.7%	12.5%	12.5%
Hygiene & Wellbeing	32	30	4.1%	3.6%	3.5%

Central	2	2	4.7%	-	-
Total at CER	1,240	754	64.5%	6.7%	5.9%
Total at AER	1,259	722	74.4%

Category Performance

	Revenue			Organic Revenue growth excluding disinfection	Organic Revenue growth including disinfection
	Q1 2023 £m	Q1 2022 £m	Change %	Q1 2023%	Q1 2023%

Pest Control	984	510	93.2%	6.4%	6.4%
Hygiene & Wellbeing	202	198	1.9%	5.5%	1.1%
France Workwear	52	44	17.3%	17.3%	17.3%
Central	2	2	4.7%	-	-
Total at CER	1,240	754	64.5%	6.7%	5.9%
Total at AER	1,259	722	74.4%

Enquiries:

Investors / Analysts: Peter Russell, Rentokil Initial plc, + 44 7795 166506
Media: Malcolm Padley, Rentokil Initial plc, +44 7788 978199

Notes

1AER - actual exchange rates; CER - constant 2022 exchange rates

2Organic Revenue growth represents the growth in Revenue excluding the effect of businesses acquired during the year and, unless stated otherwise, exclude COVID disinfection. Acquired businesses are included in organic measures in the year following acquisition, and the comparative period is adjusted to include an estimated full year performance for growth calculations (pro forma revenue). The Terminix acquisition is treated differently to other acquisitions for Organic Revenue growth purposes. The full pre-acquisition results of the Terminix business are included for the comparative period and Organic Revenue growth is calculated as the growth in Revenue compared to the comparative period.

3Britain's Most Admired Companies measures the reputation of more than 250 of Britain's largest companies across 28 industry sectors and it has been running since 1990. The survey is run by Echo Research with the support from academic partners, Coventry University.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 20 April 2023	RENTOKIL INITIAL PLC
/s/ Stuart Ingall-Tombs
Name: Stuart Ingall-Tombs
Title: Chief Financial Officer